                                                                      Exhibit 99


                         TAX INDEMNIFICATION AGREEMENT
                           Dated as of _______, 1996

                                    between
                      RMI TITANIUM COMPANY (the "Company")
                                      and
                         USX CORPORATION (the "Issuer")


        WHEREAS, the Issuer desires to issue and sell certain ____% Exchangeable Notes due ______, 1999 (the "DECS"), exchangeable at maturity, for shares of common stock, par value $.01 per share (the "Common Stock") of the Company or, at the option of the Issuer, for cash;

        WHEREAS, pursuant to a Registration Rights Agreement, dated as of August 21, 1996, the Issuer agreed not to sell, transfer, or otherwise dispose of any Common Stock prior to July 26, 1997, without the prior written consent of the Company, which consent will not be withheld if the Company determines, in its reasonable discretion, that the proposed sale, transfer or other disposition would not be inconsistent with the Company's proposed utilization of its net operating losses for federal income tax purposes; and

        WHEREAS, the Company is willing to consent to such issuance and sale provided that the Issuer agree to indemnify it and make it whole for taxes and other costs it may incur, in accordance with this Agreement;

        NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement, the Issuer and the Company agree as follows:

SECTION 1.   DEFINITIONS.

        (a) CODE shall mean the Internal Revenue Code of 1986, as amended through the date hereof or at any time in connection with which it may be referred to herein, and any references to any section of the Code includes predecessors and successors of such Code section, as appropriate.

        (b) DETERMINATION shall mean the occurrence of any of the following resolutions of any Tax matter:

             (i) a decision by the Tax Court or a judgment, decree, or other order by any court of competent jurisdiction, which has become final and nonappealable;

             (ii) an assessment by the IRS or other taxing authority pursuant to Code section 6201 or similar State or local law;

             (iii) a closing agreement made under Code section 7121 or similar provision of state or local law, pursuant to an agreement by the Issuer if the Issuer has elected to control the Proceedings (as defined in section 4(b)(i), below) giving rise to such closing agreement;

             (iv) a consent to assessment (IRS Form 870 or comparable form of another taxing authority) or offer to consent to assessment (IRS Form 870 AD or comparable form of another taxing authority) signed by the Company, at the request of the Issuer if the Issuer has elected to control the Proceedings giving rise to such consent or offer to consent; or

             (v) a disposition, by the IRS or other taxing authority, of a claim for refund as to which the time for instituting suit has expired.

        (c) INDEMNIFICATION EVENT shall mean an Ownership Change of the Company which satisfies all of the following: (i) it occurs at the time of the Issuer's issuance and sale of the DECS, (ii) it occurs by reason of such issuance and sale constituting an "owner shift involving a 5-percent shareholder" as defined in Code section 382(g) (an "Owner Shift"), and (iii) it would not have occurred if the issuance and sale of the DECS were not treated as an Owner Shift.

        (d)  INDEMNIFIED COSTS shall mean:

             (i) any and all Taxes payable by the Company as a result of an Indemnification Event, and for which the Company would not have been liable had an Indemnification Event not occurred (the "Primary Costs"); and

             (ii) any and all Taxes payable by the Company as a result of the Issuer's payment of the Primary Costs, whether such Taxes are imposed at the time of the Issuer's payment of the Primary Costs or at any time thereafter (the "First-Level Collateral Costs"), and as a result of the Issuer's payment of First-Level Collateral Costs (the "Second-Level Collateral Costs;" and, together with the First-Level Collateral Costs, the "Collateral Costs"); and

             (iii) the costs of obtaining any certifications or determinations by PW (as defined below) in accordance with the terms of this Agreement.

        (e)  IRS shall mean the United States Internal Revenue Service.

        (f) LOSSES shall mean any net operating losses, capital losses, built-in losses, credits, or other Tax attributes of the Company which an Ownership Change subjects to the Section 382 Limitation.

        (g) OWNERSHIP CHANGE shall have the meaning set forth in Code section 382(g).

        (h) PW shall mean Price Waterhouse LLP, or such other nationally-recognized accounting firm as the parties hereto may agree from time to time.

        (i) SECTION 382 LIMITATION shall mean the limitation on pre-change losses imposed by Code section 382(a), and shall also include the limitations imposed by Code section 383.

        (j) TAX or TAXES means any and all taxes (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by the Code or any state or local laws, which are based upon or take into account a taxpayer's income and/or Losses, including, without limitation, taxes on or with respect to income, franchise, and windfall or other profits.

SECTION 2.  CONSENT; INDEMNIFICATION.

        (a) GENERAL. In consideration of the Company's consent to the DECS issuance and sale, which it hereby gives, the Issuer will indemnify and save the Company harmless from any and all Indemnified Costs actually incurred by the Company by reason of a Determination that an Indemnification Event has occurred.

        (b) PRIOR CHANGE. If there is a Determination that an event occurring prior to the issuance and sale of the DECS (a

"Prior Event") caused an Ownership Change of the Company, but such Prior Event has not prevented an Indemnification Event from occurring, then the Issuer shall indemnify the Company only for Indemnified Costs in excess of Indemnified Costs incurred by the Company that are attributable to the Section 382 Limitation on the use of its Losses imposed by reason of the Prior Event, as determined in the manner provided in section 3 below. If, after giving effect to the Prior Event, an Indemnification Event has not occurred, or if there is a Determination that an Indemnification Event has occurred which results in the imposition of a
Section 382 Limitation that is not greater than that imposed by reason of the Prior Event, then the Issuer shall have no further obligation to the Company under this Agreement, and any payments of Indemnified Costs made hereunder by the Issuer to the Company shall be promptly refunded, including, in the event that the Company receives a Tax refund with respect to such payment, any interest also received by the Company in connection with such refund.

        (c) SUBSEQUENT CHANGE. If one or more events occur subsequent to the Indemnification Event, and if the DECS issuance and sale had not occurred such subsequent event or events would have caused one or more Ownership Changes of the Company independently of the DECS issuance and sale ("Deemed Ownership Changes"), then the Issuer shall indemnify the Company only for Indemnified Costs in excess of such costs as the Company would have incurred by reason of such Deemed Ownership Change or Changes, determined in the manner set forth in section 3 below.

        (d) SUBSEQUENT SAVINGS. If the Company uses Losses in a taxable year ending after the occurrence of an Indemnification Event, which it would have used in an earlier year absent the imposition of the Section 382 Limitation on the earlier use of such Losses, with the result that the Company's Taxes payable with respect to such later taxable year are less than they would have been absent the Determination that the Indemnification Event occurred (as determined and certified in the manner set forth in section 3 below) (the "Loss Tax Savings"), then the Company shall pay the amount of such Loss Tax Savings to the Issuer. If the Company's payments of Loss Tax Savings are attributable to the Issuer's payment of Primary Costs, with respect to which payments the Issuer also paid Collateral Costs, then the Company shall also pay to the Issuer the amount of any Tax savings it realizes (determined and certified in the manner set forth in section 3, below) by reason of any deduction of its payment of Loss Tax Savings (the "Repayment Savings").

        (e) REFUNDS. If the Issuer pays Indemnified Costs pursuant to this Agreement, claims a refund of the Indemnified Costs on behalf of the Company, and prevails, then the Issuer shall be entitled to receive the full amount of any refund of the Indemnified Costs (including any interest) received by the Company.

SECTION 3.  PAYMENT PROCEDURES.

        (a) INITIAL COMPUTATION. From and after the time of a Determination that an Indemnification Event has occurred, the amount of Taxes payable by the Issuer, or Loss Tax Savings payable by the Company, for each taxable year of the Company shall be determined by calculating for each such year (i) the amount of Taxes owed by the Company assuming that an Indemnification Event did not occur, and (ii) the amount of Taxes owed by the Company as a result of the occurrence of the Indemnification Event. For purposes of the computations under alternatives (i) and (ii) set forth in this section 3(a), the effect of those assumptions on all years prior to the taxable year for which the calculations are being made shall be given full effect, and the effect of any events described in section 2(b) or
(c) above shall also be given full effect. Further, amounts included in (or deductible from) the Company's taxable income by reason of the Issuer's payment of Indemnified Costs (or the Company's payment of Loss Tax Savings or Repayment Savings) shall be taken into account in computing the amount of (ii), but not
(i), above, to the extent provided in section 2(d) and the definition of Collateral Costs, above. All other facts relating to the determination of the amount of the Company's taxable income, gains, losses, or Taxes shall otherwise be the same for the computations under (i) and (ii) above. The amount, if any, by which (ii) above exceeds (i) above in any year shall be the amount of the Indemnified Costs payable by the Issuer to the Company for such year; and the amount, if any, by which (i) above exceeds (ii) above in any year shall be the amount of Loss Tax Savings and/or Repayment Savings payable by the Company to the Issuer for such year, to the extent provided in section 2(d), above.

        (b) ADJUSTMENTS. In the case of any adjustments to the amount of the Company's Taxes for any year, pursuant to an amended return filed by the Company and/or a Determination, the amount of Indemnified Costs or amounts payable by the Company pursuant to section 2(d) above shall be recomputed in the same manner as provided in section 3(a) above, and the difference between such recomputed amount and the amount previously paid shall be paid by the Issuer or the Company, as the case may be.

        (c) NOTIFICATION AND CERTIFICATION. Within 30 days following a Determination giving rise to a payment obligation under this Agreement, in the case of taxable years for which the Company has previously filed Tax returns, or 2 months following the close of the taxable year in the case of taxable years ending after a Determination for which the Company has not yet filed Tax returns, the Company shall provide notification to the Issuer of the amount of Indemnified Costs, Loss Tax Savings, and/or Repayment Savings for each year ending after the occurrence of the Indemnification Event with respect to which it has not already provided such information to the Issuer. The notification shall include (i) copies of the Company's Tax return as filed for each such year (including any amended returns the Company has filed for such year), (ii) the alternative calculations described in section 3(a), above, and (iii) a certification by PW as to the accuracy of such notification, including the items described in (i) and (ii) above.

        (d) TIME OF PAYMENT. The Issuer shall pay the Indemnified Costs, calculated and certified as described above, to the

Company unless the parties agree that it shall make payment directly to the IRS or other taxing authority, not less than 10 days prior to the date payment of Taxes constituting Indemnified Costs is due, in the case of payment to the Company, by the date such payment is due in the case of payment directly to the IRS or other taxing authority. The Company shall pay the amount of any Loss Tax Savings or Repayment Savings to the Issuer at the time that it files its return for the tax year to which such Savings relate, or, if later, within 10 days after receiving a refund attributable to such Savings. The Company shall pay the amount of any refund it receives which is described in section 2(e), above, within 2 days of receiving such refund, unless such refund is attributable to or affected by a Determination concerning additional issues besides the occurrence of an Indemnification Event, in which case the Company shall determine the amount of the refund attributable solely to the Indemnification Event Determination, and provide notification (including certification by PW as provided in section 3(c) hereof) of such amount to the Issuer, together with payment of such amount, within 10 days after receiving the refund.

SECTION 4. COOPERATION.

        (a) GENERAL. The Company will file all relevant Tax returns on the basis that an Indemnification Event has not occurred, unless and until (i) a Determination is made that an Indemnification Event did occur, or (ii) the Company receives an opinion of nationally-recognized tax counsel, reasonably satisfactory to the Issuer, that a change in applicable law

(including IRS interpretations thereof) occurring after the date hereof has made it apparent that there is no reasonable basis for taking the position that an Indemnification Event did not occur. In the latter case, however, the Company shall provide the Issuer with notice of its intent to treat an Indemnification Event as having occurred at least 90 days prior to filing a Tax return on that basis. Further, if it does file a Tax return on such basis, it shall, at the request of the Issuer, also cooperate in the preparation of, and file a claim for refund prepared by the Issuer based on the position that an Indemnification Event has not occurred.

        (b)  CONTROVERSIES.

             (i) The Company shall promptly notify the Issuer upon receipt of any request (oral or written) for information concerning the issuance and sale of the DECS (an "Inquiry") from the IRS or other taxing authority, or any notice from the IRS or other taxing authority, oral or written, of any assertion, proposed assertion, or intention to assert that the DECS issuance and sale constituted an Owner Shift or caused an Ownership Change of the Company (a "Challenge"). The Issuer shall have the right, at the Issuer's cost, to participate in and control any responses, discussions, or negotiations with the IRS or other taxing authority involving such Inquiry or Challenge (the "Proceedings"); provided, however, that the Issuer shall have control only over the portion of such Proceedings addressing the DECS issuance and sale (the "Issuer Portion"); and provided further, that nothing herein shall limit the Company's right to participate, at its own expense, in the Issuer Portion of any such Proceedings. The Issuer shall also have the right, at its own cost, to participate in and control any further proceedings to contest, resolve and defend against any assessment of, notice of deficiency in, or other adjustment to, Taxes of the Company which would constitute Indemnified Costs ("Further Proceedings"), and to employ counsel and other advisors of its choice, at its expense, for such purpose; provided that the Issuer shall not settle or otherwise resolve any issue which may affect the Company's liability for Taxes which would not constitute Indemnified Costs without the Company's consent. If the Issuer elects not to control the Proceedings or Further Proceedings, the Company may, but shall be under no obligation to, conduct such Proceedings or Further Proceedings at its own expense; and if the Company chooses to conduct Proceedings or Further Proceedings it shall permit the Issuer to participate, at the Issuer's expense, in such Proceedings or Further Proceedings which the Company may elect to pursue. If the Issuer elects not to control Proceedings, it shall not thereafter have the right to institute and/or control any Further Proceedings, but shall have the right, at its own expense, to participate in any Further Proceedings pursued by the Company.

            (ii) In furtherance of the respective parties' rights to participate in any Proceedings or Further Proceedings (individually and collectively, a "Contest"), and the Issuer's right, as described above, to control such Contest, the parties shall use their best efforts to cooperate, in good faith, in the conduct of such Contest. Without limiting the generality of the foregoing, the Company shall, at the Issuer's expense, upon notification by the Issuer of its election to control a Contest, (A) promptly, upon receipt of any inquiry or notice described in (i) above, provide the Issuer with such limited powers of attorney as the Issuer shall reasonably request to enable the Issuer (or its authorized representatives) to represent the Company with respect to the Issuer Portion of any Contest; (B) promptly provide the Issuer with copies of any notices or other communications between the Company and the IRS, other taxing authority, or any of their representatives, relating or relevant to the Issuer Portion of such Contest; (C) allow the Issuer (or its authorized representatives) to participate in, prepare, and control any communications (including, without limitation, any meetings, conferences, or other oral or written presentations) between the Company and the IRS or other taxing authority relating to the Issuer Portion of such Contest; (D) promptly provide the Issuer with any information and assistance reasonably requested by the Issuer relating to the Issuer Portion of such Contest; and (E) provide the Issuer with copies of any amended return it proposes to file pursuant to a Determination that an Indemnification Event has occurred 30 days prior to filing such amended return. The Issuer shall promptly advise the Company of, and provide copies of, all communications between itself and the IRS or other taxing authority relating to a Contest, and provide the Company with advance notice of, and the opportunity to participate (at its own expense) in any scheduled meetings or discussions with the IRS or other taxing authority relating to a Contest.

             (iii) The Company shall retain copies of all Tax returns and related documents which could be the subject of a Contest or relevant to the determination of the amount of Indemnified Costs in the event of a Determination that an Indemnification Event has occurred, for so long as the rights and obligations of the parties hereto remain in effect, as provided in Section 5, below.

SECTION 5.  SURVIVAL OF AGREEMENT.

        The rights and obligations of the Issuer and the Company hereunder shall continue in full force and effect from the date of the Issuer's issuance and sale of the DECS until the later of (A) the expiration of the period of limitations for tax assessments with respect to the taxable year in which the Company's Losses existing at the time of the DECS issuance are completely used by the Company, or would have been completely used if they had not expired first; or (B) the payment, in accordance with the terms of this Agreement, of the last Indemnified Costs or Loss Tax Savings or Repayment Savings which may arise under the terms of this Agreement.

SECTION 6.  NO SETOFF.

        No payment required to be made by either party hereto pursuant to this Agreement shall be subject to any right of setoff, counterclaim, defense, abatement, suspension, deferment, or reduction except by payments to the extent, and in the amount, certified by PW as owed by the other party under this Agreement, and, except in accordance with the express terms hereof, neither of the parties hereto shall have any right to terminate this Agreement or be released, relieved, or discharged from any obligation or liability under this Agreement for any reason whatsoever.

SECTION 7.  LATE PAYMENTS.

        Any late payment by any party hereto of any of its obligations under this Agreement shall result in the obligation on the part of such party promptly to pay an additional amount as interest, to the extent permitted by applicable law, at the underpayment rate provided in Code section 6621, calculated on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed, and applied to the late payment for the period that the payment was due but not paid; provided, however, that the obligation to pay Primary Costs under this Agreement shall include interest and/or penalties imposed by reason of any such late payment as herein described, and, if applicable, shall apply in lieu of this section 7.

SECTION 8.  DISPUTES.

        A nationally recognized firm of public accountants acceptable to both the Company and the Issuer shall be the arbitrator of any disputes between the parties hereto concerning any question of interpretation or performance of this Agreement, and it decision on any such matter shall be final and binding upon both parties; provided that if the parties are not able to agree on or cannot obtain the services of such a firm, then the dispute shall be resolved by arbitration pursuant to the rules of the American Arbitration Association then in effect.

SECTION 9. ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES.

        This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and is not intended to confer upon any person other than the parties any rights or remedies.

SECTION 10. GOVERNING LAW.

        This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

SECTION 11. COUNTERPARTS.

        This Agreement may be executed in any number of counterparts, each counterpart so executed shall be deemed to be an original, and all counterparts together shall constitute and be one and the same instrument.

        IN WITNESS WHEREOF, the Issuer and the Company have caused this Agreement to be duly executed, as of the day and year first above written.

                                              USX CORPORATION

                                              By:
                                                 ---------------------
                                                 Its [Title]


                                              RMI TITANIUM COMPANY

                                              By:
                                                 ---------------------
                                                 Its [Title]